Exhibit 99.1

390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-1940 6500

County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 225-4417 / Fax: +1 (218) 225-4429
www.polymetmining.com

ADVANCING TO PRODUCTION

TSX: POM, NYSE-Amex: PLM

NEWS RELEASE	2010-2

POLYMET UPDATES NORTHMET ENVIRONMENTAL REVIEW PROGRESS

Hoyt Lakes, Minnesota, February 23, 2010 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) reported today on the current status of the environmental review and permitting program at its Erie Plant and NorthMet mine project. PolyMet owns the Erie Plant and controls 100% of the nearby development-stage NorthMet copper-nickel-precious metals ore-body, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Environmental Impact Statement Update
The Minnesota Department of Natural Resources (MDNR) and the US Army Corp of Engineers (USACE) completed the draft Environmental Impact Statement (DEIS) in October 2009. The DEIS considered the project as defined by the 2005 Environmental Assessment Worksheet (EAW) and potential alternatives.

Public review of the DEIS started in early November 2009, concluded on February 3, 2010 and included two public information sessions in mid-December. More than 1,200 people attended these public meetings and approximately 3,800 comments were received during the review process. The US Environmental Protection Agency (EPA) also submitted its own comments, some of which were critical of certain aspects of the DEIS. According to Minnesota Public Radio News online reporting on the EPA’s comments, “the [MDNR’s] Steve Colvin says the criticisms come in part because of a difference in approach by the two levels of government. “In the federal process, you're expecting the information in the EIS to be more detailed, very close to what you need to make a permit decision, whereas in the state process you're not at that permitting level of detail,’ Colvin said,” according to the MPR report.

Some comments from the EPA and others reflect a strong preference for incorporation of certain of the alternatives and mitigations described in the DEIS, including many that PolyMet has agreed to adopt.

The Final EIS will likely incorporate many of the suggestions from the EPA and others that have been proposed during the public comment period. The intent of the draft EIS process is to use the comments on the DEIS to improve the proposed project that will be documented in the Final EIS. The Final EIS will be subject to public review before being declared “adequate” by the MDNR and receiving a “record of decision” by the USACE. Once the comments have been fully analyzed, the MDNR and the USACE will establish a timetable for completion of the Final EIS and subsequent permitting.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”

Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti
Tel: +1 (845) 742-8153
cagrest@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2009 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 30, 2009 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.